FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 1-4174

A. Full title of the plan:

The Williams Investment Plus Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172

THE WILLIAMS INVESTMENT PLUS PLAN

INDEX TO FINANCIAL STATEMENTS

ERNST & YOUNG

Ernst & Young LLP
3900 One Williams Ctr. (74172)
P.O. Box 1529
Tulsa, Oklahoma 74101

Phone: (918) 560-3600
Fax: (918) 560-3691
www.ey.com

Report of Independent Registered Public Accounting Firm

The Administrative Committee
The Williams Investment Plus Plan

We have audited the accompanying statements of net assets available for benefits of The Williams Investment Plus Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Administrative Committee. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP
/s/ ERNST & YOUNG LLP

May 27, 2004

THE WILLIAMS INVESTMENT PLUS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2003 and 2002

	2003	2002
Assets:		
Investments	$729,159,343	$469,694,879
Cash	36,594	54,489
Total assets	729,195,937	469,749,368
Net assets available for benefits	$729,195,937	$469,749,368

See accompanying notes.

THE WILLIAMS INVESTMENT PLUS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2003

Contributions:	
Participant	$ 32,271,198
Employer	21,722,671
Rollovers	8,180,433
Total contributions	62,174,302
Net investment income:	
Dividends	5,859,706
Interest	6,447,828
Total dividend and interest income	12,307,534
Net appreciation in fair value of investments	309,429,005
Investment expenses	(821,642)
Total net investment income	320,914,897
Withdrawals	123,642,630
Increase during the year	259,446,569
Net assets available for benefits at beginning of year	469,749,368
Net assets available for benefits at end of year	$729,195,937

See accompanying notes.

ACT-RPG\11KIPSoCINA

THE WILLIAMS INVESTMENT PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 1--Significant accounting policies and description of Plan

The information included below regarding The Williams Investment Plus Plan (the "Plan") provides only a general description of the Plan. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan, as amended and restated, is a defined contribution plan maintained for the benefit of substantially all employees of The Williams Companies, Inc. and its subsidiaries ("Williams"), excluding employees covered by another defined contribution plan, employees represented by certain collective bargaining agreements, and certain other employees, as defined.

Fidelity Management Trust Company is the trustee, and Fidelity Investments Institutional Operations Company, Inc. is the recordkeeper for the Plan.

Effective May 16, 2003, Williams sold Texas Gas Transmission Corporation ("TXG"), a former subsidiary of Williams. A new plan sponsored by the purchaser was formed for TXG employees. After the sale, contributions for these employees were made to the Texas Gas Savings Plan. In July 2003, and pursuant to elections by these former employees, investment balances of approximately $24 million were rolled over to the Texas Gas Savings Plan. This amount is reported as Withdrawals on the Statement of Changes in Net Assets Available for Benefits.

On June 17, 2003, Williams sold its ownership interest in Williams Energy Partners L.P. ("Energy"). Certain participants who had worked for the ownership interest in Energy continued as Williams' employees through December 31, 2003, and Williams continued to make contributions on behalf of these employees to the Plan. Effective January 1, 2004, these Williams employees became employees of the purchaser and began making contributions to a new plan sponsored by the purchaser.

Investment valuation and income recognition

Guaranteed investment contracts are stated at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses). The contract value of the guaranteed investment contracts approximates fair value, as determined by the trustee. Participant loans are carried at their outstanding balances, which approximate fair value. Shares of mutual funds are valued based on published market prices which represent the net asset values of the shares held by the Plan. The fair value of the common collective trust is based on the fair value of the underlying investments as determined by the trustee of the fund. Investments in common stock and all other assets are stated at fair value based upon closing market quotes.

Note 1--Significant accounting policies and description of Plan (continued)

The Stable Value Fund (the "Fund") invests in guaranteed investment contracts ("GIC") (with various insurance companies), synthetic guaranteed investment contracts, and the Managed Income Portfolio II ("MIPII," a common collective trust), which are held by Fidelity Management Trust Company as trustee for the Plan. As of December 15, 2003, the Fund's last investment in a GIC contract, including synthetic contracts, matured, and the Fund is fully invested in MIPII. The synthetic guaranteed investment contracts held by the Plan prior to December 15, 2003 consisted of investments in bond portfolios and other fixed income securities that had a wrapper contract issued by various insurance companies and financial institutions. The rate at which interest was accrued to GIC contracts within the Fund ranged from 5.04 percent to 14.67 percent as of December 31, 2002.

Purchases and sales of securities are reflected on a trade-date basis.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Risk and uncertainties

The Plan provides for various investments in common stocks, mutual funds, a common collective trust and other assets. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Contributions

Participant contributions are recorded when Williams makes payroll deductions from eligible Plan participants. Employer contributions are accrued in the period in which they become obligations of Williams. Each participant has an Employee Contribution Account, consisting of an After-Tax Account, a Pre-Tax Account and a Rollover Contribution Account; and an Employer Contribution Account, consisting primarily of an Employer Matching Contribution Account. In addition, certain participants may also have a BESOP Employer Contribution Account, a MAPCO Employer Matching Contribution Account, a Transtock Account, and a WESOP Account, as applicable. Effective April 18, 2003, the Plan was amended to allow certain eligible catch-up contributions as permitted by the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) and, as a result, certain participants may also have a Catch-up Contribution Account.

Note 1--Significant accounting policies and description of Plan (continued)

The Plan is a defined contribution plan to which an eligible employee participant may allot from 1 percent to 30 percent of his/her compensation (1 to 10 percent for Highly Compensated Employees, as defined in the Plan) per pay period. The employer will contribute an amount equal to 100 percent of each participant's allotment up to a maximum of 6 percent of his compensation. In addition, the Plan allows for discretionary employer contributions. No such discretionary contributions were made in 2003. Prior to July 26, 2002, employer contributions were invested in Williams common stock. Effective July 26, 2002, the Plan was amended so that employer contributions were invested in the Stable Value Fund. Effective August 2, 2002, the Plan was amended to allow participants to direct the investment of employer contributions in one or more of the Plan's investment options. All such employer contributions are invested in the Stable Value Fund in the event the participant does not make a designation of investment funds. Prior to August 2, 2002, a participant could redirect the investment of his/her employer contribution account from the Williams common stock fund to any other fund option upon termination of employment or attainment of age 50.

The Pre-Tax Account is made up of amounts contributed from the participant's "before tax" compensation. The Plan allows a maximum contribution to the Pre-Tax Account of 30 percent of the eligible employee participant's compensation (10 percent for Highly Compensated Employees). The maximum Pre-Tax contribution percentage is subject to periodic adjustment in order to comply with Internal Revenue Service ("IRS") Regulations.

Participants may elect investment in any of various funds, including a self-directed fund and Williams common stock, provided they allocate their contribution in multiples of one percent. A participant may change his investment direction from time to time, subject to certain limitations.

Vesting

A participant has a non-forfeitable vested interest in the current fair value of the assets purchased with his/her contributions. An eligible employee participant becomes 20 percent vested in the employer contributions made on his/her behalf after one year of service as defined by the Plan. Such vesting increases an additional 20 percent for each year of service, becoming 100 percent vested upon five years of service. In addition, a participant's account becomes totally vested by reason of his/her death, total and permanent disability, reaching age 65, retirement under a pension plan of Williams, permanent layoff or permanent reduction in work force, complete discontinuance of employer contributions, or termination or partial termination of the Plan.

Note 1--Significant accounting policies and description of Plan (continued)

Upon certain sales of assets or companies, participants affected by permanent layoff or permanent reduction in work force are also 100 percent vested. Generally, payment of benefits is made at the participant's discretion in Williams common stock and/or cash, or cash only, in a lump sum.

Employer contributions which are not vested at the time a participant withdraws from the Plan by reason of termination of employment, other than permanent layoff or permanent reduction in work force, are used for certain items as specified in the Plan document, including the reduction of future employer contributions and payment of Plan expenses.

In-service withdrawals

An eligible employee participant may request a partial in-service withdrawal from the Plan of his/her Rollover Contribution Account and a portion, as defined in the Plan document, of his/her After-Tax Account. An eligible employee participant may make two such withdrawals during any Plan year and is not suspended from participation in the Plan following such a withdrawal.

An eligible employee participant who has completed two years of participation may request an additional in-service withdrawal from the Plan. The amount available for this withdrawal is calculated as defined in the Plan, but in no event shall the amount withdrawable exceed the vested portion of the participant's Employer Contribution Account. Outstanding loans will reduce the amount available for additional in-service withdrawals. Upon electing an additional in-service withdrawal, a participant is suspended from participation in the Plan for three months. Only one such withdrawal may be requested every twelve months.

A participant who is at least age 59½ may request a post 59½ withdrawal from the Plan. The withdrawal can include the vested portion of his/her Employer Contribution Account, Employee Contribution Account, MAPCO Employer Matching Contribution Account and the BESOP Employer Contribution Account. Outstanding loans will reduce the amount available for additional in-service withdrawals. Such withdrawal may be requested at any time and does not cause the participant to be suspended from the Plan.

An eligible employee participant who has a balance in a WESOP Account or a Transtock Account may withdraw such balance at any time. Such withdrawal does not cause the participant to be suspended from the Plan.

Note 1--Significant accounting policies and description of Plan (continued)

Withdrawals from an eligible employee participant's Pre-Tax Account before age 59½ may be made if he/she is totally and permanently disabled or has suffered a financial hardship condition. Upon electing a financial hardship withdrawal, a participant is suspended from participation in the Plan for six months.

Participant loans

The Plan permits eligible employee participants to obtain up to two loans from their account balances within specified limitations. Periodic principal and interest payments are reinvested in various funds as directed by the participant. The interest rate is equal to the prime rate of interest plus one percentage point or such other rate as the Administrative Committee shall specify. Principal and interest is paid ratably through payroll deductions. Effective June 3, 2002, if the participant's employment is terminated, the participant may continue to make principal and interest payments through a coupon book payment process, subject to certain limitations.

Other

Each participant has his/her own individual account, and contributions and investment earnings are recorded to individual participant accounts. Plan investments are valued daily. The market value per share of each fund is multiplied by the number of shares of the fund held in a participant's account to arrive at his/her account balance.

Net investment income (loss), including net appreciation (depreciation) in fair value of investments, on assets held in allocated accounts is applied to the individual participant accounts based on each participant's account balances.

Prior to August 23, 2002, participants could elect to directly receive dividends earned on the vested portions of their Williams common stock fund accounts. Effective August 23, 2002, only participants with Williams common stock in Transtock or WESOP accounts (the "Restricted Williams Common Stock Fund") can elect to receive dividends earned in these accounts.

While Williams or the Benefits Committee have not expressed any intent to terminate the Plan, it may do so at any time. In the event of termination, each participant becomes fully vested in their entire account balance.

Note 1--Significant accounting policies and description of Plan (continued)

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan's Administrative Committee to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2--Investments

The following investments represent 5 percent or more of the Plan's net assets at December 31:

	2003	2002
The Williams Companies, Inc. common stock	$319,270,511*	$101,515,091*
Fidelity Managed Income Portfolio II	108,030,404	87,244,222
Fidelity Magellan Fund	58,772,404	53,844,044
Vanguard Institutional Index Fund	55,150,664	42,562,790
Fidelity Puritan Fund	**	32,816,017
Fidelity Contrafund	**	27,654,915
Putnam Voyager Fund A	**	23,585,731

*Includes nonparticipant directed investments (see Note 3)
**Investment did not equal or exceed 5 percent of the Plan's net assets at December 31, 2003.

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$ 51,976,050
Common stocks	257,457,361
Other	(4,406)
	$309,429,005

Note 3--Nonparticipant directed investments

The nonparticipant directed investments in the Plan are held by certain participants who hold Williams common stock in the Restricted Williams Common Stock Fund. Information about the net assets and the significant components of the changes in net assets relating to this fund is as follows:

	December 31, 2003	December 31, 2002
Net Assets:		
Williams common stock	$18,669,897	$5,751,971
	$18,669,897	$5,751,971

	Year Ended December 31, 2003
Changes in Net Assets:	
Dividends & interest	$ 66,198
Net appreciation in fair value of assets	14,552,466
Investment expense	(5,780)
Benefits paid to participants	(1,506,953)
Transfers to participant directed investments	(188,005)
	$12,917,926

Note 4--Tax status and federal income taxes

The Plan has received a determination letter from the IRS dated February 24, 2004, stating that the Plan, as amended, is qualified under Section 401(a) of the Internal Revenue Code of 1986 (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since the amendments covered by the determination letter; however, the Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

SUPPLEMENTAL SCHEDULE

THE WILLIAMS
INVESTMENT PLUS PLAN
EIN: 73-0569878 PLAN: 008
Schedule H, line 4i

Schedule of Assets (held at end of year)
December 31, 2003

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost**	(e) Current Value
	Stable Value Fund			
*	Fidelity Managed Income Portfolio II	108,030,404 shares of a fund investing in investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed-income securities.		$108,030,404
	Total Stable Value Fund			$108,030,404
	PIMCO Total Return Fund	1,581,135 shares of a fund investing in bonds including U.S. government, corporate, mortgage, and foreign.		16,933,961
*	Fidelity Puritan Fund	1,812,774 shares of a fund investing primarily in stocks and other equity securities and to a lesser extent in bonds and other debt securities, both domestic and foreign.		33,481,928
	Vanguard Institutional Index Fund	541,862 shares of a fund investing in all 500 stocks in the S&P 500 Index in approximately the same proportion as they are represented in the Index.		55,150,664
	Vanguard Equity Income ADM Fund	85,245 shares of a fund investing primarily in dividend-paying equity securities. The fund may also invest up to 20% of its assets in bonds and money market securities.		3,986,064
*	Fidelity Contrafund	656,582 shares of a fund investing primarily in common stocks, both domestic and foreign.		32,402,317
*	Fidelity Magellan Fund	601,314 shares of a fund investing primarily in common stocks, both domestic and foreign.		58,772,404
	Putnam Voyager Fund A	1,577,578 shares of a fund investing primarily in common stocks of large and midsize companies.		25,004,605
	T. Rowe Price Small-Cap Fund	416,037 shares of a fund investing primarily in stocks and equity-related securities of small companies.		11,640,724
*	Fidelity Diversified International Fund	967,026 shares of a fund investing in foreign securities, primarily common stocks.		23,324,658
*	Fidelity Freedom Income Fund	92,794 shares of an asset allocation mutual fund investing in Fidelity stock, bond and money market mutual funds.		1,029,086

*Party-in-interest
**Column not applicable for participant directed investments.

THE WILLIAMS
INVESTMENT PLUS PLAN
EIN: 73-0569878 PLAN: 008
Schedule H, line 4i

Schedule of Assets (held at end of year)
December 31, 2003

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost**	(e) Current Value
*	Fidelity Freedom 2010 Fund	153,640 shares of an asset allocation mutual fund investing in Fidelity stock, bond and money market mutual funds.		2,000,398
*	Fidelity Freedom 2020 Fund	101,629 shares of an asset allocation mutual fund investing in Fidelity stock, bond and money market mutual funds.		1,323,206
*	Fidelity Freedom 2030 Fund	45,306 shares of an asset allocation mutual fund investing in Fidelity stock, bond and money market mutual funds.		586,718
*	Fidelity Freedom 2040 Fund	60,428 shares of an asset allocation mutual fund investing in Fidelity stock, bond and money market mutual funds.		456,835
*	The Williams Companies, Inc.	30,611,060 shares of common stock.		300,600,614
	The Williams Companies Inc. - nonparticipant directed	1,901,212 shares of common stock.	$20,745,760	18,669,897
	Self-Directed Fund	A self-directed fund allowing participants to invest in publicly traded stocks, mutual funds and bonds at their discretion.		21,583,750
	Participant Loans	Loans extended to participants at interest rates of 5.0% to 10.5%.		14,181,110
				$729,159,343

*Party-in-interest
**Column not applicable for participant directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE WILLIAMS
INVESTMENT PLUS PLAN
(Name of Plan)

By ______________________________
Tom Janorschke
Chairman, Administrative Committee
The Williams Companies, Inc.

Date: June 23. 2004

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Forms S-8 No. 33-51549, No. 333-85542, and No. 33-40979) pertaining to The Williams Investment Plus Plan of our report dated May 27, 2004, with respect to the financial statements and schedule of The Williams Investment Plus Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Ernst & Young LLP

/s/ ERNST & YOUNG LLP

Tulsa, Oklahoma
June 23, 2004

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